September 27, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Jeffrey P. Riedler

Re:          Theravance Biopharma, Inc.
Registration Statement on Form 10-12B
Filed August 1, 2013
File No. 001-36033

Dear Mr. Riedler:

On behalf of Theravance Biopharma, Inc. (“Theravance Biopharma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 29, 2013 and further to the Company’s conversation on September 17, 2013 with the Staff, relating to the Company’s Registration Statement on Form 10-12B, File No. 001-36033, submitted on August 1, 2013 (the “Registration Statement”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Registration Statement on Form 10-12B (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 1, as applicable.

Securities and Exchange Commission

September 27, 2013

General

1.             Please revise your filing to update all financial information and related disclosures though June 30, 2013.  Please see Item 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated all financial information and related disclosures through June 30, 2013 in Amendment No. 1 in accordance with Item 3-12 of Regulation S-X.

Exhibit 99.1

Summary

Programs, page 3

2.             Here, and in your disclosure on page 61, please state the basis of your assertion that your triple-component product candidate may advance directly from Phase 1 clinical studies to Phase 3 clinical studies.  Clarify whether there have been discussions with the FDA regarding this possibility and if so, disclose the advice or guidance the FDA communicated as to how this could occur.

In response to the Staff’s comment and following further analysis by the Company, the Company has revised its disclosure on pages 3 and 63 of Amendment No. 1 to remove the footnote regarding expectations for advancing the triple-component product candidate directly from Phase 1 to Phase 3. The Company supplementally advises the Staff that there is general FDA draft guidance entitled “Guidance for Industry Codevelopment of Two or More Unmarketed Investigational Drugs for Use in Combination” dated December 2010 to assist sponsors in the codevelopment of two or more novel (not previously marketed) drugs to be used in combination to treat a disease or condition. However, this draft FDA guidance is not precisely on point as it is not intended to apply to development of fixed-dose combinations of already marketed drugs. In the case of the UMEC/VI/FF triple component product candidate, the dual combination of VI/FF was approved by the FDA in May 2013, and the dual combination of UMEC/VI is scheduled for regulatory action on its Prescription Drug User Fee Act (PDUFA) date of December 18, 2013. Therefore, by the end of 2013, it is possible that the two dual-combinations comprising UMEC/VI/FF could be marketed products by the time the FDA is deciding whether, when and how UMEC/VI/FF may proceed to its next phase of development after Phase 1. Since there is no publicly available FDA guidance that directly addresses this situation, the Company has removed statements from the Amendment No. 1 regarding expectations for the triple-component product candidate following Phase 1.

Selected Risks of our Business and Industry, page 5

3.             Please revise the above-referenced caption to also refer to risks associated with your spin-off, as well as of your business and industry.  Furthermore, you should expand this discussion to include the risks and challenges you list on page 43, as well as the other significant risks currently facing your investors, which include but are not necessarily limited to the following:

Securities and Exchange Commission

September 27, 2013

The directors and executive officers of both you and Theravance will hold a controlling equity interest in both companies, thereby creating potential conflicts of interest;

The limitations imposed on you by the Tax Sharing and Indemnification Agreement with Theravance, which may prevent you from pursuing transactions that could maximize the value of your business;

The possibility that you may not be able to identify an alternative commercialization partner for VIBATIV and the costs involved in reintroducing it to the U.S. market yourselves;

Your reliance on single-source manufacturers and suppliers and how, in your view, such reliance has damaged your commercial prospects in the past, as when commercialization of VIBATIV was halted;

The possibility that your collaboration partners may not satisfy their obligations under your agreements, or that they may terminate their partnerships with you, as Astellas Pharma Inc. did in January 2012; and

The adverse effect on developing and commercializing your product candidates that would result if you were unable to enter into future collaborations.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1 to refer to risks and challenges associated with the spin-off and expanded its discussion of significant risks related to the Company’s business and industry.

However, the Company respectfully submits that it did not include one of the suggested summary risks included in the comment letter. The suggested risk, “The directors and executive officers of both you and Theravance will hold a controlling equity interest in both companies, thereby creating potential conflicts of interest,” is not factually correct, as neither the Company’s nor Theravance’s directors and executive officers currently hold or will hold immediately after the spin-off a controlling equity interest in either company, and therefore the risk was not included in Amendment No. 1.

Summary of the Spin-off, page 6

4.             Under the sub-caption “U.S. federal income tax consequences”, please clarify, if true, that receipt of a favorable IRS ruling as to the tax free nature of the spin-off is not a condition to the consummation of the transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1 to clarify that receipt of a favorable IRS ruling as to the tax free nature of the spin-off is not a condition to the consummation of the transaction.

Risk Factors

Risks Related to the Spin-Off

5.             Please include a risk factor disclosing that the separation will take effect without a shareholder vote, that your stockholders will have no opportunity to impact this action and that their sole recourse will be to divest themselves of your common stock in advance of the ex-dividend date.

In response to the Staff’s comment, the Company has revised its disclosure on page 22 of Amendment No. 1.

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September 27, 2013

“We may be required to satisfy certain indemnification obligations to Theravance . . ., page 17”

6.             Please describe the indemnification obligations that you could be required to assume under the Separation and Distribution Agreement including indebtedness, obligations or liabilities retained by Theravance and explain the circumstances under which that could occur.  Also, please remove the words “we may agree to indemnify” as this suggests the registrant may choose not to assume liabilities, obligations or indebtedness under the terms of the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Amendment No. 1 to (i) replace the words “we may agree to indemnify” with “we will indemnify” and (ii) clarify the Company’s indemnification obligations to Theravance, Inc. (“Theravance”) under the Separation and Distribution Agreement, which do not include any indemnification obligations with respect to debts, liabilities or obligations retained by Theravance after the spin-off.

“The tax liability to Theravance as a result of the spin-off could be substantial.”, page 18

7.             Please provide your estimate of the excess of the fair value of the assets to be transferred to the registrant and the net operating loss carryforwards available to offset the resulting tax liability.

The Company supplementally advises the Staff that an estimate of the taxable gain (i.e., excess of the fair market value over the adjusted tax basis) in the assets to be transferred to the Company is not available at this time. This is due in part to the need for ongoing tax and valuation analysis (which cannot be completed until the spin-off occurs) to determine the taxable gain. However, preliminary analyst reports suggest that the fair market value of the Company may range from $600-$900 million. Theravance has approximately $1.2 billion of available net operating loss carryforwards through December 31, 2012 and expects current year tax losses to exceed $100 million. Based upon the estimated current year losses and available net operating loss carryforwards and a tax basis in the assets transferred of at least $300 million (i.e., the amount of cash and cash equivalents to be transferred), Theravance expects to have sufficient losses to fully offset taxable gains recognized in connection with the spin-off.

“Theravance Biopharma’s ability to repurchase its shares will be limited following its distribution,” page 20

8.             Please explain how your inability to repurchase in excess of 20% of outstanding shares could disadvantage the registrant or create adverse effects for shareholders.

The Company supplementally advises the Staff that the Company’s inability to repurchase in excess of 20% of its outstanding shares may disadvantage the Company and its shareholders in the event the Company seeks to conduct a broad-based share repurchase program. The Company has no plans to conduct such a program at this time.

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September 27, 2013

“Theravance Biopharma may be treated as a U.S. corporation for U.S. federal income tax purposes,” page 20

9.             Clarify, if true, that the receipt of a an IRS ruling regarding the registrant’s status as a U.S. corporation for federal income tax purposes is not a condition to consummation of the spin-off and that the registrant does not intend to seek such a ruling.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Amendment No. 1 to clarify that the Company does not intend to seek a an IRS ruling regarding its status as a U.S. corporation for federal income tax purposes, and that receipt of such a ruling is not a condition to the consummation of the transaction.

Risks Relating to the Company

“We anticipate that we will incur losses for the foreseeable future . . .,” page 21

10.          Please include in this risk factor the amount of your accumulated deficit after the spin-off.

In response to the Staff’s comment, the Company has revised its disclosure on page 22 of Amendment No. 1 to incorporate the accumulated deficit balance after the spin-off.

“If we cannot identify a suitable commercialization partner for VIBATIV in the U.S. we will need to develop the capability to market, sell and distribute the product,” page 24

11.          Please explain here, as well as in your disclosure on page 83, why Astellas Pharma Inc. exercised its right to terminate the collaboration agreement relating to VIBATIV.

In response to the Staff’s comment, the Company has updated its disclosures throughout Amendment No. 1, and has provided the Staff with the following supplemental explanation. Astellas was not required to disclose to Theravance why it exercised its right to terminate the License, Development and Commercialization Agreement (the “Agreement”). However, the letter that Astellas delivered to Theravance on January 6, 2012 terminated the Agreement pursuant to Sections 14.03(ii) and 14.03(v) thereunder. Section 14.03(ii) provided Astellas with the right to terminate the Agreement for cause if the FDA refused to file or declined to approve a new drug application (“NDA”) (once filed) for VIBATIV® within two years after such NDA submission. Section 14.03(v) provided Astellas with the right to terminate the Agreement for cause if VIBATIV® was not approved by the FDA for both complicated skin and skin structure infections and hospital-acquired pneumonia (“HAP”) before December 31, 2008. VIBATIV® was not approved for any indication until 2009, more than two years after initial submission in 2006, and was not approved for HAP until 2013, so each of the above conditions giving Astellas the rights to terminate the Agreement were present in January 2012.

Securities and Exchange Commission

September 27, 2013

“If we lose key management or scientific personnel . . .,” page 32

12.          Please include in this risk factor the name(s) and title(s) of the individual(s) whose departure you believe could create a material adverse effect.

In response to the Staff’s comment, the Company has revised its disclosure on pages 33 and 34 of Amendment No. 1.

Risks Related to Legal and Regulatory Uncertainty

“If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate . . .,” page 33

13.          Please include in this risk factor past or present challenges to your intellectual property, if any, and disclose the current status of ongoing challenges and the resolution of past challenges.

The Company supplementally advises the Staff that it has not experienced, nor is it presently experiencing, any material challenges to its intellectual property as past and present challenges to the Company’s intellectual property relate to nonmaterial trademark oppositions.

The Spin-Off

Formation of Theravance Respiratory Company LLC, page 44

14.          Please discuss the business purposes and related material consequences for the registrant, Theravance and their respective shareholders resulting from the creation of the LLC and having it to hold certain of the GSK-partnered products.  Explain how management decided which products it would and would not contribute to the LLC.

The Company supplementally advises the Staff that the purpose of the spin-off is to separate the businesses of Theravance into two separate companies. Following the spin-off, Theravance will continue to manage certain late-stage partnered respiratory assets and associated potential royalty revenues. Theravance Biopharma will operate the drug discovery and development business largely focused on earlier-stage assets. The business purpose for creating the LLC was to allow the economics of the Other TRC Drug Programs, which are earlier-stage assets, to largely accrue to the benefit of the Company’s shareholders. The LLC structure was used to achieve this result, as alternative structures for achieving this economic result would have required third party consents that are not required by the LLC structure. While the LLC structure provides that Theravance Biopharma will receive 98% of the economic interest in future payments made by GSK with regard to the Other TRC Drug Programs, as disclosed in the Registration Statement, Theravance Biopharma will have limited information rights with respect to the Other Drug Programs and little, if any, ability to influence the business and affairs of the LLC.

Securities and Exchange Commission

September 27, 2013

15.          Please tell us why Theravance, Inc. will contribute the rights to ANOROTM ELLIPTATM to Theravance Respiratory Company LLC and then retain 100% of the interest in those rights.  Tell us why Theravance, Inc. simply did not retain those rights and not contribute them to TRC similar to its treatment of the rights to RELVARTM ELLIPTATM/BREOTM ELLIPTATM.

The Company supplementally advises the Staff that the contribution to Theravance Respiratory Company LLC has been structured to comply with Theravance’s existing contractual obligations, including the indenture for its outstanding debt and the GSK agreements.  Theravance initially desired to assign the GSK agreements in their entirety to the LLC but became concerned that Theravance’s debt holders might allege a complete assignment of the agreements followed by a contribution of some interests in the LLC to the Company constitutes a change in control of Theravance within the meaning of the indenture, thereby requiring Theravance to repurchase the outstanding debt or pay a make-whole premium.  Accordingly, Theravance determined to retain some key drug programs under the collaboration agreement with GSK.  In addition, Theravance wanted to ensure that the LLC had sufficient operating assets to achieve critical mass and be respected as bona fide independent entity for purposes of the GSK agreements.  As a result, Theravance determined to assign the rights to ANOROTM ELLIPTATM to the LLC but then retain 100% of the economic interest in that drug program by causing the LLC to issue LLC member units to Theravance that  provide such economic benefits.

Formation of Holding Company Prior to the Spin-Off, page 45

16.          Please explain the business reasons and related material consequences for shareholders of the registrant of choosing your particular corporate structure.  Explain why management chose to incorporate a holding company in the Cayman Islands and wholly-owned subsidiaries in the Cayman Islands and Delaware.

The Company supplementally advises the Staff, as described in the Registration Statement, that the Company is a drug development company that focuses on the discovery, development and commercialization of small-molecule medicines in areas of significant unmet medical need and has a promising clinical pipeline. Theravance chose a foreign holding company in the Cayman Islands and subsidiaries in the Cayman Islands and Delaware in order to provide a globally tax-efficient structure for future income that may be generated by the Theravance Biopharma business. In addition, one current U.K. subsidiary of Theravance will become a subsidiary of Theravance Biopharma since the subsidiary is used for business operations related to VIBATIV®. As described in response to comment 7, Theravance is expected to recognize near-term taxable gains in connection with the spin-off transaction which result from establishing the foreign holding company structure.

Having chosen this structure, it may be material to shareholders that Theravance Biopharma may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A PFIC is generally defined as a foreign corporation that has 70% or more of its earnings from certain types of passive income and/or at least 50% of its assets which produce

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September 27, 2013

passive income or assets held for the production of such passive income. This status would be relevant to shareholders who are U.S. citizens or U.S. residents for U.S. Federal income tax purposes, as they generally will have worse tax treatment than if Theravance Biopharma is not a PFIC. For such shareholders, to the extent that Theravance Biopharma were to be a PFIC, such shareholder would be required to compute tax on any “excess distributions” in a manner that imposes underpayment penalty interest on tax liabilities which are considered to have been deferred on such excess distributions. For this purpose, gains from the disposition of shares in the Company are treated as distributions. Shareholders may make certain elections which may mitigate the effects of PFIC status, including an election to treat the Company as a qualified electing fund (“QEF”) or an election to treat their investment as subject to certain mark-to-market (“MTM”) rules. Under a QEF election, U.S. person shareholders would be deemed to include in income annually their pro rata share of the Company’s earnings and capital gains as ordinary income regardless of whether such shareholders received any actual distributions. Under the MTM election, U.S. person shareholders would treat the increase in the value of their shares over their adjusted basis as of the end of their taxable year as ordinary income (or, in some cases ordinary loss), even though no distributions had been made by the Company and no dispositions of shares had been made by such shareholders. Each U.S. person shareholder may make a QEF or MTM election (or no election to change the “default” rules of the PFIC regime) depending on what treatment best suits their specific circumstances.

17.          In this section you disclose your intention to form a U.S. operating subsidiary.  In two separate risk factors on page 32 you indicate that the U.S. subsidiary is already operating out of San Francisco, California.  This inconsistency appears in various places throughout the filing.  Please revise your disclosures to consistently indicate that you will either form the U.S. subsidiary after the spin-off or that it is already formed.

In response to the Staff’s comment, the Company has revised its disclosures on page 34 of Amendment No. 1 and throughout Amendment No. 1 to state that the U.S. subsidiary has been formed, but is not yet operating.

Program Highlights, page 62

18.          You should file your agreements with GSK, R-Pharm CJSC, Hikma Pharmaceuticals LLC, Merck and Alfa Wasserman as exhibits to the registration statement, as they will be material to your operations after the spin-off.  You should also disclose all material terms of the GSK, R-Pharm, Hikma and Alfa Wasserman agreements in your registration statement, including material rights and obligations of both parties, payment provisions, duration and termination provisions, to the extent that you have not done so already.  Please amend your registration statement accordingly or, alternatively, provide us with an analysis as to why you believe these agreements are not material.

In response to the Staff’s comments, the Company has disclosed additional terms of the R-Pharm, Hikma and Alfa Wasserman agreements on pages 66 and 68 of Amendment No. 1.

Securities and Exchange Commission

September 27, 2013

The Company supplementally advises the Staff that, currently and immediately before and after the spin-off, it is not and will not be a party to any agreement with GSK. Theravance’s agreements with GSK are not being assigned to the Company in the spin-off. Rather, the Company’s economic interest in certain of the drug programs under Theravance’s agreements with GSK will arise solely through the LLC’s Operating Agreement, which agreement will be filed as an exhibit to the Registration Statement. The Company does not view the LLC as a subsidiary for the purposes of Regulation S-K Item 601(b)(10), as the Company does not directly or indirectly control the LLC, but rather is expected to have only limited voting rights with respect to the LLC. Accordingly it would be inappropriate for the Company to file Theravance’s agreements with GSK, though we note that such agreements have been filed with the Commission by Theravance.

The Company has concluded that the agreements with R-Pharm, Hikma, Merck and Alfa Wassermann are not required to be filed under Regulation S-K item 601(b)(10) of Regulation S-K because the agreements were entered into by Theravance in the ordinary course of business and the Company’s business is not substantially dependent on any of the agreements. With respect to all of those agreements, it is important to note that the essential business of the Company is to conduct research and invent new potential medicines and to out-license them for later stage development and/or commercialization. All of these agreements fall within the definition of the company’s business and were made in the ordinary course of its business that is being transferred to the Company in the spin-off: The Merck agreement is an early stage research agreement (and will terminate in December 2013), the Alfa Wassermann agreement is an early stage development agreement with a later stage development and commercialization option, and the R-Pharm and Hikma agreements are essentially development and/or commercial out-licenses.

Merck

The Merck Agreement is a cardiovascular research collaboration under which Merck provided the Company with modest up-front funding and shared certain research costs to facilitate the Company’s scientists to attempt to discover novel small molecule therapeutics directed towards a target being investigated for the treatment of hypertension and heart failure. This collaboration was still in the very early research stage when Merck provided notice of termination of the agreement in September 2013 and receiving any additional material payments from Merck had depended on Merck electing to extend the research program term and the Company achieving significant regulatory milestones.  With the termination of the agreement by Merck, no further milestone payments will be achievable under this agreement. Accordingly, Theravance Biopharma’s business is not substantially dependent on the Merck agreement.

Alfa Wassermann

The Alfa Wassermann agreement is a development and commercialization agreement for velusetrag, the Company’s investigational compound in development for gastrointestinal disorders. Velusetrag is in Phase 2 clinical development. The potential for regulatory approval of velusetrag for any indication is at least several years away. The Company may receive a $10 million option fee from Alfa Wassermann if Alfa Wassermann chooses to exercise its option for continued development of velusetrag following the results of a Phase 2 study currently underway. However, even if this option is exercised, the option fee is not large enough to be considered an amount on which the business is substantially dependent.

Securities and Exchange Commission

September 27, 2013

R-Pharm and Hikma VIBATIV® agreements

The agreements with R-Pharm and Hikma relating to telavancin (VIBATIV®) call for those partners to seek approval of VIBATIV® and then sell it in the Russian Federation and related countries and the Middle East / North Africa region, respectively. VIBATIV® is not yet approved for sale in any of those countries or regions. If and when it is approved, the Company does not expect its business to be substantially dependent on any royalty revenue from sales in those geographic areas covered by the R-Pharm or Hikma VIBATIV® agreements. The principal markets for VIBATIV® (and where the Company currently expects a significant majority of revenue from sales of VIBATIV® to be generated) are the United States and the European Union. Accordingly, and consistent with the Commission’s requirement to file an agreement made in the ordinary course of business if the business is substantially dependent on the agreement, the Company has filed with the Commission its VIBATIV® Commercialization Agreement with Clinigen Group plc, as that partner has exclusive rights to commercialize VIBATIV® in the European Union.

R-Pharm TD-1792 agreement

The agreement with R-Pharm for TD-1792 calls for R-Pharm to develop, seek approval of, and then commercialize TD-1792 (one of Theravance’s investigational glycopeptide-cephalosporin heterodimer antibiotics for the treatment of Gram-positive infections) in the Russian Federation and related countries. The Company’s partner, R-Pharm, currently intends to initiate Phase 2 studies in Russia for hospital-acquired pneumonia. TD-1792 has successfully completed a Phase 2 proof-of concept study in complicated skin and skin structure infections and a human bronchoalveolar lavage study. TD-1792 is not approved for sale, nor currently pending approval for sale, in any country or region in the world. If and when it is approved, the Company does not expect its business to be substantially dependent on any royalty revenue from sales in these geographic areas. The Company has no current expectation that its business will ever be substantially dependent on any revenues generated pursuant to the R-Pharm TD-1792 agreement.

While the Company has currently concluded that none of these agreements is required to be filed as an exhibit, the Company will continue to monitor its dependence on these and other agreements and file agreements in the future in accordance with the Commission’s rules and regulations.

Securities and Exchange Commission

September 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Stock-Based Compensation Awards, page 81

19.                               Please tell us whether you plan to grant equity awards of Theravance Biopharma prior to or in conjunction with the spin-off transaction.  To the extent you plan to issue such awards, please revise your disclosure to so indicate and explain how you plan to value and account for those awards.

The Company supplementally advises the Staff that it will not grant equity awards prior to or in conjunction with the spin-off transaction, and that the Company only plans to grant equity awards after the spin-off transaction. Any such awards will be accounted for pursuant to Financial Accounting Standards Board Accounting Standard Codification 718, “Stock-based Compensation” and valued using the Black-Scholes-Merton valuation model. With respect to the foregoing, and in response to the Staff’s comment, the Company has revised its disclosures on page 83 and throughout Amendment No. 1.

Results of Operations

Costs and Expenses

Research and Development Expenses, page 83

20.                               In the third paragraph following the table on page 84 you indicate that you do not disclose research and development expenses by program because you do not track all of the individual components at that level.  Please revise your disclosure to disclose by program the costs you track at that level and reconcile the total to the appropriate line item presented in the table, for instance your external costs.  If you do not track any costs at the program level, please tell us how you were able to allocate research and development expenses between those attributable to Theravance, Inc. versus those attributable to Theravance Biopharma, Inc.

The Company supplementally advises the Staff that in 2006, the Theravance Annual Report on Form 10-K for the fiscal year ended December 31, 2005 received a limited review of its financial statements and related disclosures by the Staff. In the course of its review, the Staff issued a letter to Theravance dated March 30, 2006 (the “2006 Comment Letter”) that raised a comment similar to this comment 20. The disclosures in this Registration Statement follow the same format and provide the same level of disclosures as Theravance’s Form 10-K disclosures for 2005 through 2012. The response set forth below incorporates and supplements certain of the concepts from Theravance’s response to the 2006 Comment Letter, comment number 2. The Company believes that the following, when viewed in light of the disclosures made in Theravance’s 2005 through 2012 Form 10-K filings, are responsive to comment 20. The Company believes that the current form of its research and development expense disclosure in Management’s Discussion and Analysis of the Registration Statement provides investors the opportunity to view the Company through the eyes of its management pursuant to SEC Division of Corporation Finance Current Accounting and Disclosure Issues August 31, 2001.

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September 27, 2013

The Company’s financial statements were derived from Theravance’s historical consolidated financial statements. The Company performed a retrospective analysis of Theravance’s research and development (R&D) spending on its drug discovery and development business solely for the purpose of allocating costs attributable to programs being assigned to the Company, and not for the purpose of disaggregating costs between all or any individual projects conducted by the Company. The Company was able to utilize specific project identification as a basis to allocate external R&D expenses to the Company. However, most of the Company’s external R&D activity involves discovery, early-stage research, and Phase 1 or Phase 2 clinical studies, which are represented by approximately 38 to 62 active projects during the reporting periods covered by the Registration Statement. The Company believes that disclosing the external R&D expenses on these programs would not be useful for investors to extrapolate total development costs relating to such programs, as numerous factors could cause great variability of such total costs, including whether the Company performs future R&D activities internally, collaborates with a third party that could assume a portion of the R&D costs, the potential cessation of a program based on results of preclinical or clinical studies and the unpredictability of the length of clinical studies and the timing of and costs involved in seeking regulatory approvals. In addition, because the external R&D expenses on a program can be volatile from period to period, disclosing the Company’s external R&D costs by program could potentially be misleading to investors. Further, the Company believes disclosing the specific external R&D costs incurred on its programs would be detrimental to its competitive position and therefore, its shareholders. For example, the Company’s ability to negotiate competitive terms with potential collaboration partners could be negatively affected. Similarly, historical costs of developing a program could provide competitors with information about R&D strategy and allocation of resources that could enable them to better compete with the Company.

Liquidity and Capital Resources, page 85

21.                               We note your statement that at the closing of the spin-off, Theravance will provide you with cash and cash equivalents of approximately $300 million.  As Theravance’s most recent quarterly report on Form 10-Q reflected cash and cash equivalents totaling nearly $200 million, please indicate both here and wherever appropriate in your Our Business discussion how Theravance intends to generate the remaining $100 million.  Please also state the amount of cash and cash equivalents Theravance will retain on its balance sheet, if any.  You should also include a summary of this information in the Summary.

In response to the Staff’s comment, the Company respectfully provides the following information.  In Theravance’s Form 10-Q for the quarter ended June 30, 2013, it reported holdings of cash and cash equivalents of $199 million, short-term investments of nearly $244 million, which have maturity dates of 12 months or less when the security is purchased, and $90 million in long-term marketable securities. In addition to this June 30, 2013 aggregate of approximately $533 million of cash, cash equivalents, short-term investments, and long-term

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September 27, 2013

securities, Theravance received on July 30, 2013, net proceeds of nearly $112 million from the sale of shares of common stock to Glaxo Group Limited, an affiliate of GSK. Theravance will continue to manage both its short-term investment and long-term marketable securities portfolios to ensure that at spin-off cash and cash equivalents of $300 million is available for immediate transfer to Theravance Biopharma. In response to the Staff’s comment, we added disclosure on page 9 of Amendment No. 1 describing the expected cash, cash equivalents, short-term investments, and long-term securities that Theravance will use to fund its contribution of cash and cash equivalents to the Company.

22.                               Please disclose details about your anticipated commercialization of the FDA approved product VIBATIV, to include but not be limited to:

When you expect to begin commercialization in the U.S.;

An estimate of the cost needed to begin commercialization;

An estimate of the time it will take to remove the suspension on the European Union marketing authorization; and

When you expect manufacturing and/or commercialization to restart in the European Union now that the Company has a commercialization agreement with Clinigen Group plc.

In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 78, of Amendment No. 1 to provide additional information on VIBATIV®.

Our Relationship with Theravance, Inc. after the Spin-Off, page 90

General, page 90

23.                               Please include the anticipated duration of each of the agreements and their termination provisions.

In response to the Staff’s comment, the Company has revised its disclosures on pages 94 and 95 of Amendment No. 1 to include the anticipated duration and termination provisions of the Separation and Distribution Agreement, the Transition Services Agreement, and the Employee Matters Agreement. The Company is still evaluating the duration and termination provisions of the Tax Sharing and Indemnification Agreement, and will provide such disclosure once those terms have been determined.

Unaudited Pro Forma Financial Statements, page 94

24.                               Please tell us why you do not provide a pro forma statement of operations and reference for us the authoritative literature you rely upon to support your position.  In your response, at a minimum please address the following items:

Please tell us how you handled senior management compensation in your historical financial statements and why no apparent pro forma adjustment is warranted given that your management will serve both you and Theravance, Inc. after the spin-off.

Securities and Exchange Commission

September 27, 2013

Please tell us why no apparent pro forma adjustment is warranted for the change in Theravance, Inc. equity awards.  In this regards, it appears that the Theravance, Inc. stock options and restricted stock awards that will be held by employees of Theravance Biopharma after the split will be changed to include provisions that unvested awards will immediately vest in certain circumstances upon a change of control of Theravance Biopharma.  In addition, the six-year performance RSAs will be converted to time based vesting as disclosed on page 57.  It appears that these modifications of the original awards will result in remeasurements of the awards.

Please tell us why no apparent pro forma adjustment is warranted for the 98% interest in Theravance Respiratory Company LLC other than the ANOROTM ELLIPTATM product.

Please tell us why no apparent pro forma adjustment is warranted for any cost or compensation associated with services received or provided under the Transition Services Agreement.

In response to the Staff’s comment, the Company supplementally advises the Staff that the historical statements of operations of Theravance Biopharma include allocations of all expenses from Theravance which the Company believes reasonably approximate the expenses that would have been incurred by the Company as an autonomous entity. Further, the Company believes the contractual agreements directly attributable to the spin-off will not have material impact on the Company’s results of operations. As such, pro forma adjustments to revenues or expenses in the historical statements of operations are not necessary.

•                  The Company allocated senior management compensation to Theravance Biopharma historical combined financial statements based on time surveys completed by Theravance senior management. The Company expects that the aggregate senior management compensation expense associated with the ongoing requirement to operate Theravance Biopharma as an autonomous company after the spin-off will be consistent with the aggregate senior management compensation expense allocated to the Theravance Biopharma historical combined financial statements. As such, no pro forma adjustment was deemed necessary. Please refer to the Company’s response to Staff comment 25 for further discussion regarding management after the spin-off.

•                  In preparation for the spin-off, Theravance has contemplated certain modifications and/or changes to its employee stock-based compensation awards (the “Equity Awards”). However, Theravance’s Board of Directors has not yet committed to approve any modifications and/or changes to any Equity Awards. If the Theravance Board of Directors approves any modifications and/or changes to any Equity Awards, those modifications and/or changes are expected to be subject to completion of the spin-off of Theravance Biopharma. The Company anticipates that the Theravance stock options and restricted stock awards that will be held by employees of Theravance Biopharma after the spin-off will reflect a change to the double trigger accelerated vesting terms (the “Double Trigger”) related to change in control protection. Currently, the double trigger is met when there is a change in control of Theravance and an employee has an involuntary termination in the three months prior to through the 24 months after the change in control. The proposed change is that the Double Trigger will be met when there is

Securities and Exchange Commission

September 27, 2013

a change in control of Theravance Biopharma rather than Theravance. The Company evaluated the proposed change to the Double Trigger as a performance condition that may accelerate the vesting of the Equity Award pursuant to FASB ASC 718-10-20. The proposed change to the Double Trigger did not impact the estimated fair value of the Equity Awards because both the pre-change and the post-change terms are not considered likely to be met. As such, no pro forma adjustment was deemed necessary.

The Company also anticipates a portion of the Theravance six-year performance-contingent RSAs that will be held by employees of Theravance Biopharma after the spin-off will convert to a time-based vesting award based on stock price appreciation over $24.73, the base performance price for these awards. The terms of the modification have yet to be determined or approved by the Theravance Board of Directors. In addition, the modification will likely be dependent upon the value of the Theravance stock on or around the date of distribution of the Company’s shares to Theravance stockholders. That fair market value input is unknown and cannot be estimated at this time. If  the Company were to use the fair market value of Theravance  stock as of January 1, 2012, then there would be no expense associated with the modification as the fair market value of the stock on January 1, 2012 was below the base performance price. As such, the Company cannot make a reasonable determination of the expense associated with the modification of these awards and the Company has revised the disclosure on page 59 to more fully describe this circumstance.

•                  Prior to the spin-off, Theravance did not receive any payments from GSK related to the 98% interest in a portion of the LLC in the periods presented that would have resulted in income to Theravance Biopharma. As such, no pro forma adjustment was deemed necessary.

•                  The Company believes that the future contractual agreements between Theravance and Theravance Biopharma directly attributable to the spin-off will not have a material impact on the Company’s results of operations.

Based upon the considerations summarized above, we do not believe that any pro forma statements of operations are required to be included in the Registration Statement.

Combined Financial Statements, pages F-3 — F-6

25.                               Please tell us why it is appropriate to present financial statements of the Drug Discovery and Development Business of Theravance, Inc. (i.e., carve-out financial statements) and reference for us the authoritative literature you relied upon to support your position.  Explain why it is not appropriate to include the historical information of Theravance, Inc. and present pro forma financial information that removes the assets and liabilities retained by Theravance, Inc. for that latest balance sheet and removes the revenues and expenses retained by Theravance, Inc. for the latest fiscal year and interim period.  In your response, please tell us your consideration of the following facts and how they impacted your assessment to present carve-out financial statements:

Securities and Exchange Commission

September 27, 2013

The business retained by Theravance, Inc. appears to be similar to that of your continuing business.  At a minimum, it appears that you both continue to pursue drug development in general and each of you pursues, although not exclusively in your case, respiratory therapies.  Explain to us how these businesses are different.

Your senior management team will also manage Theravance, Inc. after the spin-off transaction.

Both you and Theravance, Inc. retain an interest in Theravance Respiratory Company LLC.

You will operate out of facilities that are currently those of Theravance, Inc.  Please tell us whether Theravance, Inc. will continue to use those facilities after the spin-off.

In response to the Staff’s comment and further to the Company’s conversation on September 17, 2013 with the Staff, the Company respectfully provides the following information. The Company has prepared its historical financial statements using the guidance provided under Financial Accounting Standards Board, Accounting Standards Codification (ASC) 505-60, “Spinoffs and Reverse Spinoffs”, and from a published speech by the Associate Chief Accountant of the Division of Corporation Finance, Leslie A. Overton, at the December 5, 2001 AICPA conference. Following is a discussion of the application of the key concepts identified in this guidance to the drug discovery and development business in the Company’s historical financial statements.

As noted in the speech, the objective of historical carve out financial statements is to show the track record of management and the evolution, including the ups and downs, of the business over time.  The Company has carefully considered the relevant literature and has determined that preparing the historical financial statements of Theravance Biopharma based on the actual activities that comprise the Drug Discovery and Development Business of Theravance  that will be transferred to Theravance Biopharma in connection with the spin-off is appropriate for the following reasons:

1.              Theravance and Theravance Biopharma will be engaged in very different businesses. The Theravance business will be primarily related to the contractual management of its late stage royalty assets partnered with GSK. Theravance Biopharma will be engaged in the entire drug development process, which includes (i) discovery, (ii) development, and (iii) commercialization. See the discussion below regarding the nature of the business to be retained by Theravance compared to the drug discovery and development business, which will be transferred to Theravance Biopharma.

2.              Theravance Biopharma will be operated autonomously after the spin-off. See the discussion below regarding the extremely limited sharing of management.

3.              Theravance and Theravance Biopharma will have no more than incidental common facilities and costs. See the discussion below regarding the limited nature of shared facilities.

Securities and Exchange Commission

September 27, 2013

In addition, based on the above analysis, the Company concluded that Theravance is the accounting spinnor and Theravance Biopharma is the accounting spinnee. The Company considered the following factors:

•                  The Company expects that Theravance will have higher revenue and earnings than Theravance Biopharma. Theravance revenue will be driven by royalties from sales of BREOTM ELIPTATM and RELVARTM ELIPTATM generated by GSK and potentially royalties from sales of ANOROTM ELLIPTATM generated by GSK, which together will compete in an estimated $20 billion market. Theravance Biopharma revenue will be driven by sales of VIBATIV® which in the last full year of sales generated by Astellas in 2011 were approximately $18 million.

•                  The Company expects that the fair market value of Theravance will be substantially greater than the fair market value of Theravance Biopharma. As of June 30, 2013, Theravance market capitalization was $4.1 billion and analyst reports regarding the components of Theravance’s current businesses suggest that the fair market value of Theravance Biopharma may range from $600-$900 million.

•                  Theravance will retain its entire senior leadership group consisting of all of its executive officers and only one of those officers while have a dual role with the Company.

•                  Currently there is no proposed or approved plan of sale for either Theravance or Theravance Biopharma.

As such, the Company prepared the Theravance Biopharma  financial statements  pursuant to the accounting guidance provided in Staff Accounting Bulletin (SAB) No. 55, Topic 1. B. “Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity” in determining the balances that should be allocated to the spin-off entity, Theravance Biopharma.

•                  Theravance is a fully integrated biopharmaceutical company that is involved in the entire drug development process, which includes (i) discovery, (ii) development, (iii) commercialization, and (iv) contract management related to its late stage royalty assets partnered with GSK. The purpose of the spin-off is to separate Theravance’s drug discovery and development business into a separate public reporting company, which has been renamed Theravance Biopharma, Inc. The new entity will be similar to other biopharmaceutical companies that do not generate product revenue and spend a significant amount of funds on research and development as it moves its product candidates through the clinic and towards potential commercialization. The post-spin Theravance entity will continue to contractually manage its late stage royalty assets partnered with GSK and act as manager of the LLC. Accordingly, the Company does not believe that Theravance Biopharma (previously the drug discovery and development part of Theravance’s business) is similar to the business that will be retained by

Securities and Exchange Commission

September 27, 2013

Theravance, which is solely related to the royalty-based business. Post spin-off, Theravance will not be involved in any drug discovery or early-state development efforts. Its revenues will be generated from the royalties it will earn on products that have been commercialized or will be commercialized under the GSK collaboration agreements and future royalty streams that the entity may acquire, if any.  Theravance Biopharma will include the drug discovery and development business, including the Development and Commercialization Agreement with Alfa Wasserman and commercialization agreements related to VIBATIV®. Also, post-separation, Theravance Biopharma will continue to pursue global commercialization alternatives with respect to VIBATIV®. Revenues from the conduct of the Theravance Biopharma business will come in the form of non-refundable upfront fees, milestone payments, other fees, and royalties associated with the various agreements and the commercialization of VIBATIV®.

•                  Following the distribution there will be only one senior executive serving both Theravance and the Company. All of the other executive officers of Theravance will remain at Theravance immediately after the spin-off and, other than the one dual officer, all of the new officers of the Company will have no management roles at Theravance.  We note that this is a change since the initial filing of the Form 10.  At that time, the Company had contemplated that two other executives would also have dual roles with Theravance and the Company upon the spin-off, but that is no longer contemplated.

•                   Prior to the spin-off, Theravance will form a Delaware limited liability company to be called Theravance Respiratory Company LLC (the “LLC”). Theravance will assign to the LLC its strategic alliance agreement with GSK and all of its rights and obligations under its collaboration agreement with GSK other than with respect to RELVAR™ ELLIPTA™/BREO™ ELLIPTA™ and vilanterol monotherapy. The LLC will be controlled by Theravance and jointly owned by Theravance and the Company. The Company’s equity interest in the LLC will entitle it to a 98% economic interest in any future payments made by GSK under the strategic alliance agreement with GSK and under the portion of the collaboration agreement with GSK assigned to the LLC other than ANORO™ ELLIPTA™. These other drug programs include UMEC/VI/FF, ‘081/FF combination, MABA monotherapy (including GSK961081) and any other product or combination of products that may be discovered and developed in the future under the strategic alliance agreement with GSK or collaboration agreement with GSK, which we refer to as the GSK agreements. Theravance’s equity interest in the LLC will entitle it to 100% of the economic interest in all future payments made by GSK under the collaboration agreement relating to ANORO™ ELLIPTA™ and 2% of the economic interest in (i) all other future payments made by GSK to the LLC under the collaboration agreement and (ii) all future payments by GSK under the strategic alliance agreement. The Company will recognize any future potential payment from the LLC as other income in its statement of operations.

Securities and Exchange Commission

September 27, 2013

•                  Theravance currently occupies approximately 130,000 square feet of office and laboratory space leased in two buildings in South San Francisco, California. The leases expire in May 2020 and may be extended for two additional five-year periods. Theravance will assign the leases to Theravance Biopharma. It is expected that after the spin-off, during the transition period, which is not to exceed two years, that Theravance Biopharma will lease a small, segregated portion of this office back to Theravance.

26.                               Presuming you can substantiate presenting carve-out financial statements of the Drug Discovery and Development Business of Theravance, Inc., please address the following comments:

Please tell us why it is appropriate to present your carve-out financial statements as being those of Theravance Biopharma, Inc. when you disclose on page 45 that you were not incorporated until July 2013.  Explain why you do not characterize these financial statements as being those of the Drug Discovery and Development Business.

Please tell us why it is appropriate to characterize these financial statements as combined financial statements when it does not appear that the Drug Discovery and Development Business was historically performed in separate legal entities.  Explain why you do not characterize your balance sheets as statements of assets and liabilities of the Drug Discovery and Development Business and your statements of operations as statements of revenues and expenses of the Drug Discovery and Development Business.

Please confirm that Theravance Biopharma, Inc. has no material assets, liabilities and/or operations at the present time and does not expect to have any prior to the spin-off and revise your disclosure throughout the filing to clarify.  Otherwise, please tell us why it is appropriate to not present separate audited financial statements of this legal entity in your filing.

In response to the Staff’s comment, the Company supplementally provides the following information:

•                  The Company was incorporated in July 2013, which was prior to the initial filing date of the Registration Statement. As such, the Company believes it is appropriate to present the Theravance Biopharma financial statements as being those of the Company, which is the legal entity name at the time of the filing of the Registration Statement for the drug discovery and development business for which shares are being registered for distribution to stockholders of Theravance. In response to the Staff’s comment, the Company has re-titled the balance sheets as “Theravance Biopharma, Inc. (the Drug Discovery and Development Business of Theravance, Inc.) Combined Balance Sheets” and the statement of operations as “Theravance Biopharma, Inc. (the Drug Discovery and Development Business of Theravance, Inc.) Combined Statements of Operations and Comprehensive Income (Loss)”.

Securities and Exchange Commission

September 27, 2013

•                  The Company has characterized the financial statements included in the Registration Statement as combined financial statements due to the fact that various components of Theravance and its subsidiary have been combined into the drug discovery and development business of the Company. The Company was able to prepare full financial statements for Theravance Biopharma in accordance with Article 3 of Regulation S-X and, therefore, was not limited to presenting only statements incorporating its assets and liabilities and revenue and expenses.

•                  The Company has no material assets, liabilities and/or operations at the present time and does not expect to have any prior to the spin-off.

Notes to the Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Bonus Accruals, page F-11

27.                               Please expand your disclosures to explain the requisite performance conditions that you determined were not probable resulting in not recognizing compensation expense.

In response to the Staff’s comment, the Company has revised its disclosure on page F-12, of Amendment No. 1.

Note 6. Income Taxes, page F-25

28.                               You disclose in the last paragraph on page F-25 carrying over to page F-26 that the deferred tax assets presented are hypothetical amounts and will not equal the deferred tax assets of Theravance Biopharma after the spin-off transaction.  Please tell us your consideration for presenting in your pro forma financial information estimates of your deferred tax assets after the spin-off.

The Company supplementally advises the Staff that the Company reported its deferred tax balances for all periods presented in the Registration Statement on the separate return basis as if the Company operated as a separate company. The hypothetical deferred tax balances were calculated based on the differences between generally accepted accounting principles in the United States accounting and income tax basis included in the Registration Statement in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 740, “Income Taxes”. The historical deferred tax assets are offset by a valuation allowance or uncertain tax position liabilities; as such the Company expects that after the spin-off any transferred deferred tax assets will also be fully offset by a valuation allowance or uncertain tax position liabilities. As a result the Company has not presented a pro forma adjustment to the historical combined balance sheet for deferred tax assets.

* * * *

Securities and Exchange Commission

September 27, 2013

On behalf of the Company, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (650) 463-5353 if you have any questions about this submission.

Sincerely yours,

/s/ David T. Young
David T. Young
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:                                Rick E Winningham

Chief Executive Officer

Theravance Biopharma, Inc.

Bradford J. Shafer, Esq.

Theravance, Inc.

David T. Young, Esq.

Brooks Stough, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP